Mail Stop 3561

June 7, 2010

Richard D. Kinder, Chief Executive Officer
Kinder Morgan Energy Partners, L.P.
Kinder Morgan Management, LLC
500 Dallas Street, Suite 1000
Houston, Texas 77002

Re: **Kinder Morgan Energy Partners, L.P.**
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed April 30, 2010
File No. 1-11234

Kinder Morgan Management, LLC
Form 10-K for the Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 4, 2010
File No. 1-16459

Dear Mr. Kinder:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Kinder Morgan Energy Partners, L.P.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 51

1. Please expand this section, and the corresponding sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

   - On page 52, you state that, as an energy infrastructure owner and operator in multiple facets of various energy businesses and markets, you examine "a number of variables and factors on a routine basis to evaluate [y]our current performance and [y]our prospects for the future." Please discuss in greater detail each of the variables and factors you examine to evaluate your current performance and future prospects. For example, you state that the profitability of your products pipeline transportation business is generally driven by the utilization of your facilities in relation to their capacity and the prices you receive for your services. Also, you state that transportation volume levels are primarily driven by the demand for the petroleum products being shipped or stored and the prices for shipping. Please discuss the current utilization of your facilities in relation to their capacity and how you believe your facility utilization rate will compare to your capacity in future periods, the impact of future increases and decreases of utilization on your operations, and the steps you have taken and will take going forward to deal with the utilization and capacity of your facilities. Further, please discuss current demand for the petroleum products you ship or store and the prices for shipping, whether you believe these factors will change in future periods, the impact of any change on your operations, and how you will respond to any changes going forward.

   - On the top of page 53, you state that you believe that you have a history of making accretive acquisitions and economically advantageous expansions of existing businesses, you state that you continue to have opportunities for expansion of your facilities in many markets, and you expect to continue to have these opportunities in the future, although the level of these opportunities is difficult to predict. Please disclose the basis for your belief that you have a history of making accretive acquisitions and economically advantageous expansions of your existing businesses, why you expect to continue to have these opportunities in the future, and any existing present or future acquisition plans.

- In this regard, in your third full risk factor on page 40, you state that tightened capital markets or more expensive capital would impair your ability to grow. In your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss your ability to obtain credit given the present state of capital markets, how the tightening of credit in the capital markets in recent years has effected you, whether you believe the capital markets will tighten or loosen credit going forward, the impact on you if credit tightens or loosens, and any actions you have taken already or plan to take going forward regarding your access to new capital.

- In the first full risk factor on page 41, you state that your substantial debt of $10.6 billion as of December 31, 2009 could adversely affect your financial health and make you more vulnerable to adverse economic conditions. Also, in the subsequent risk factor, you state that your variable rate of approximately $5.6 of this debt makes you vulnerable to increases in interest rates. Further, in the third full risk factor on page 41, you state that your debt instruments may limit your financial flexibility and increase your financing costs. In your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss in greater detail your overall debt and its impact on you and your operations, including the impact of your debt on your operations, your plans for dealing with this debt in future periods, your belief as to whether interest rates will increase or decrease going forward, the impact of increasing or decreasing interest rates on you, the manner in which your debt may limit your financial flexibility in future periods, and how you will deal with any limited financial flexibility.

Item 10. Directors, Executive Officers and Corporate Governance, page 90

Qualifications of Directors, page 92

2. We note your disclosure in this section regarding each director's qualifications for being on the board. Please revise this disclosure to provide greater detail regarding each director's specific experience, qualifications, attributes, or skills that led you to the conclusion that he should serve as your director in light of your business and structure as required by Item 401(e)(1) of Regulation S-K. For example, you state that Richard D. Kinder's experience as chief executive officer and his significant equity ownership of Kinder Morgan Holdco LLC uniquely qualify him to serve as the chairman and director. Please explain why his experience as chief executive officer and his equity ownership uniquely qualify to serve as chairman and director. As another example, you state that Perry M. Waughtal's 30 years of service as vice chairman of development and operations and as chief financial officer of Hines

Interests Limited Partnership, an international real estate firm, and his 15 years of services as chairman of Songy Partners Limited provide him with "strategic planning, management, finance and accounting experience." Please explain how this experience uniquely qualifies Mr. Waughtal to be a director in light of your business and structure.

Corporate Governance, page 92

3. In addition to your disclosure regarding the audit committee, please disclose whether you have nominating and compensation committees, or committees performing similar functions. If so, please identify each committee's members, state the number of committee meetings held by each committee during the last fiscal year, and describe briefly the functions performed by each committee. See Item 407(b)(3) of Regulation S-K.

Item 11. Executive Compensation, page 93

Compensation Discussion and Analysis, page 93

4. Please briefly describe the terms of the employment agreement with Richard D. Kinder and file the agreement as an exhibit.

Elements of Compensation, page 95

5. You state that Richard D. Kinder and your compensation committee review and approve annually the financial goals and objectives relevant to the named executive officers' compensation and that information is solicited from relevant members of senior management regarding the performance of the named executive officers. Please discuss in greater detail the role of executive officers in determining executive compensation generally and their role specifically in determining the compensation of your named executive officers in the year ended December 31, 2009. See Item 402(b)(2)(xv) of Regulation S-K. In this regard, please disclose each named executive officer consulted regarding the performance or compensation of any named executive officer, whether any named executive officer reviews or approves his or her own performance or compensation, and who makes the final determination regarding the performance and compensation of each named executive officer.

Base Salary, page 95

6. Please describe the reasons that you increased the annual base salaries of your named executive officers, other than Richard D. Kinder, for the year ended December 31, 2009 and explain specifically why you raised these base salaries from $200,000 to $300,000.

Possible Annual Cash Bonus (Non-Equity Cash Incentive), page 95

7. You state that you have both an executive and non-executive annual cash bonus plan. Please disclose whether all of your named executive officers were included in the executive plan.

8. You state that annual cash bonuses are budgeted for at the beginning of each year and may be paid to your executive officers and other employees depending on whether certain performance objectives are met. Please disclose the annual cash bonus budget for the year ended December 31, 2009.

9. Please revise this section to provide a clearer description of how you determined specifically each named executive officer's annual cash bonus for the year ended December 31, 2009. In this regard, please address the following and any other matters you deem material to clarify this matter:

   - In the first sentence on page 97, you state that you set two financial performance objectives for 2009. However, in the second sentence on that page, you disclose three performance objectives, including $4.20 in your cash distributions per common unit, $646 million of free cash flow by Kinder Morgan, Inc., and improvement of your environmental, health, and safety performance objectives by beating industry average incident rates and improving your incident rates compared to your previous three years. Please disclose whether improving your environmental, health, and safety performance objectives factored into the annual incentive bonuses paid to the named executive officer and, if so, how this objective contributed or did not contribute to each officer's bonus. If not, please explain your disclosure.

   - In this regard, please disclose the threshold, target, and maximum amounts necessary for beating the industry average incident rates and for beating your incident rates over the previous three years that would have triggered an annual cash bonus.

   - You state that the targets for your 2009 financial performance objectives were the same as the previously disclosed 2009 budget expectations. Also, in the footnotes to your table on page 97, you state that if the targets for the 2009 financial performance objectives were exceeded by 10%, the named executive officers would receive the maximum amount available for the annual incentive bonuses. Please clarify the threshold, target, and maximum amounts of 2009 financial performance objectives.

- Please disclose your actual cash distributions per common unit, the amount of free cash flow by Kinder Morgan, Inc., the industry average incident rates, your incident rates, and your incident rates over the previous three years.

- You state that, although the 2009 bonuses for your named executive officers were overwhelmingly based on whether the established financial performance objectives were met, "[o]ther factors, such as individual over performance or under performance, were considered." Please discuss all the other factors, in addition to individual performance, that were considered in awarding the 2009 bonuses to your named executive officers.

- In this regard, we note that these factors may have contributed to adjustments to each named executive officer's annual cash bonus. Please disclose any adjustments made to each named executive officer's annual cash bonus based on any factors other than the 2009 financial performance objectives, describe any other factors considered for each named executive officer, and explain how these factors contributed to adjusting the named executive officer's annual cash bonus.

We may have further comment based on your responses.

Other Compensation, page 98

Other Potential Post-Employment Benefits, page 98

10. In the last paragraph on page 94, you state that your named executive officers, other than Richard D. Kinder, are eligible for severance payments at an amount equal to six months of salary. Please revise to quantify the value of the lump sum amounts payable to each named executive upon termination as of December 31, 2009. See Item 402(j)(2) of Regulation S-K. In this regard, for ease of understanding, please consider presenting these payments and the $2.25 million that would be owed Mr. Kinder upon termination in tabular format.

Risks Associated with Compensation Practices, page 101

11. We note your disclosure in response to Item 402(s) of Regulation S-K that KMGP Services Company, Kinder Morgan, Inc., and Kinder Morgan Canada Inc. employ all

persons necessary for the operation of your business and, in your opinion, your compensation policies and practices for all persons necessary for the operation of your business do not create risks that are reasonably likely to have a material adverse effect on your business, financial position, results of operations, or cash flows. Please describe the process you undertook to reach this conclusion.

Item 13. Certain Relationships and Related Transactions, and Director…, page 105

Related Transactions, page 105

12. We note your disclosure regarding your related transaction policy relates to "any business relationship or proposed business transaction in which [employees, directors, business unit presidents, executive officers, and heads of corporate functions] or an immediate family member has a direct or indirect interest, or from which they or an immediate family member may derive a personal benefit." Please confirm, if true, that your related transaction policy relates to the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. If not true, please revise your disclosure to discuss your policy regarding transactions subject to Item 404(a) of Regulation S-K.

13. Please describe in greater detail how a business unit president and the non-interested members of the audit committee would decide whether to authorize a related transaction under your policy. For example, please discuss the standards to be applied by the business unit president the non-interested members of the audit committee when deciding whether to authorize a related transaction pursuant to your policy and procedures. See Item 404(b)(1) of Regulation S-K.

Kinder Morgan Management, LLC

10-K for the Year Ended December 31, 2009

14. Please confirm that you will revise your future filings in response to the comments above, as applicable.

* * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Robert Errett, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director